Room 4561

July 6, 2006

Mr. Frank Erhartic, Jr.
Chief Executive Officer
Sitestar Corporation
7109 Timberlake Road Suite 201
Lynchburg, VA 24502

Re: **Sitestar Corporation**
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Filed May 16, 2006
File No. 000-27763

Dear Mr. Erhartic, Jr.:

We have reviewed your response letter dated April 14, 2006 and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

General

1.   Certain of your responses to comments in our letter dated April 6, 2006 indicate that you will file an amended Form 10-KSB. However, it does not appear that such a document has been filed. Based on our comments and your responses, it appears that an amended document is required. Explain to us your intentions in this regard.

2.   Page four of our comment letter dated April 6, 2006 included a request that you provide us with certain acknowledgments in writing. It appears that you have not provided the requested acknowledgments. Accordingly, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Financial Statements

General

3.   Throughout your financial statements, you present earnings per share based on tenths of a cent. Earnings per share should be presented rounded to the nearest whole cent only.

Notes to Condensed Consolidated Financial Statements

Note 7 – Acquisitions, page 14

4.   It appears that you have not disclosed the purchase price allocations for the NetRover or Prolynx acquisitions. Explain why you believe this presentation complies with SFAS 141, par. 51(e).

Controls and Procedures, page 28

5.   Your disclosure under this section indicates, in part, that there were no "significant changes" to your internal controls over financial reporting could "significantly affect internal controls during the last fiscal quarter ended March 31, 2006." Item 308(c) of Regulation S-B requires you to disclose <u>any</u> change in your internal control over financial reporting that occurred in during your last fiscal quarter <u>that has materially affected, or is reasonably likely to materially affect</u>, your internal control over financial reporting.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact me at (202) 551-3489 if you have questions regarding these comments.

                        Sincerely,

                        Brad Skinner
                        Accounting Branch Chief